Exhibit 99.1

SUZANO S.A.

Publicly-held Company with Authorized Capital
CNPJ/ME No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.            Date, Time and Place: On September 13, 2019, at 11:00 a.m., at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the city of São Paulo, State of São Paulo, Zip Code 01452-919, the Board of Directors of Suzano S.A. (“Company”) held the Meeting.

2.            Attendance: The following Board Members attended the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Antonio de Souza Corrêa Meyer (Board Member), Jorge Feffer (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member) and Ana Paula Pessoa (Board Member).

3.            Chairman and Secretary: Mr. David Feffer presided the Meeting and Mr. Vitor Tumonis acted as secretary.

4.            Agenda: (4.1) approve, under the Financing Agreement Upon Opening of Revolving Credit Limit No. 11.2.0347.1, of April 26, 2012, entered into by Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Company and Futuragene Brasil Tecnologia Ltda. (“Agreement No. 11.2.0347.1”), the constitution of a new mortgage guarantee in replacement of the guarantees already constituted, which will be released from the respective agreement; (4.2) approve, under the Financing Agreement Upon Opening of Revolving Credit Limit No. 11.2.0848.1, of October 25, 2011, entered into by BNDES and the Company (“Agreement No. 11.2.0848.1”), the constitution of a new mortgage guarantee in replacement of the guarantees already constituted, which will be released from the respective agreement; (4.3.) authorize the Company’s Executive Board of Officers to perform any and all acts, enter into agreements and/or instruments and any amendments, necessary or convenient to the resolutions above, if approved; and (4.4.) ratify all acts that have been performed by the Company’s management related to the above matters.

5.            Minutes in summary form: The Board Members unanimously resolved to draw up these minutes in summary form.

6.            Deliberations of the Agenda: The Board Members, unanimously and without reservations:

6.1          Approved, under Agreement No. 11.2.0347.1, the constitution of a new mortgage guarantee on the property owned by the Company located in the municipality of Três Lagoas,

(continuation of the Minutes of the Meeting of the Board of Directors of Suzano S.A., held on September 13, 2019 at 11:00 a.m.)

State of Mato Grosso do Sul, object of registration number 84.752, registered in Book No. 2, Page 23, of the Real Estate Registration Office of Três Lagoas, State of Mato Grosso do Sul (“Property”) in replacement of the guarantees already constituted, which will be released from the respective agreement;

6.2          Approved, under Agreement No. 11.2.0848.1, the constitution of a new mortgage guarantee, also in the Property, in replacement of the guarantees already constituted, which will be released from the respective agreement;

6.3          Authorized the Company’s Executive Board of Officers to perform any and all acts, enter into agreements and/or instruments and any amendments, necessary or convenient to the resolutions above; and

6.4          Ratified all acts performed by the Company’s performed by the Company’s management related to the above matters.

7.            Closing: There being no further business to discuss, the Meeting was closed. The minutes of the Meeting was drawn up, read and approved by all Board Members present. Signatures: Presiding: David Feffer — Chairman; Vitor Tumonis — Secretary. Board Members: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Antonio de Souza Corrêa Meyer (Board Member), Jorge Feffer (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member) and Ana Paula Pessoa (Board Member).

This is a true copy of the original drawn up in the records of the Company.

São Paulo, SP, September 13, 2019.

Vitor Tumonis
Secretary